Issuer Free Writing Prospectus
Filed by: Covanta Holding Corporation
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-220460
August 11, 2020

Covanta Holding Corporation

Pricing Term Sheet

$400,000,000 5.000% Senior Notes due 2030

Issuer:	Covanta Holding Corporation

Security description:	5.000% Senior Notes due 2030

Distribution:	SEC Registered

Size:	$400,000,000

Gross proceeds:	$400,000,000

Net proceeds (before expenses):	$394,000,000

Maturity:	September 1, 2030

Coupon:	5.000%

Issue price:	100.000% of principal amount

Yield to maturity:	5.000%

Spread to Benchmark Treasury:	+435 basis points

Benchmark Treasury:	UST 0.625% due May 15, 2030

Interest Payment Dates:	March 1 and September 1 beginning on March 1, 2021. Interest will accrue from August 25, 2020

Equity Clawback:	Prior to September 1, 2023 up to 35% at 105% plus accrued and unpaid interest

Make-whole:	Make-whole call at T+50 bps prior to September 1, 2025

Optional redemption:
On and after September 1, 2025, at the prices set forth below (expressed as percentages of the principal amount), plus accrued and unpaid interest, if redeemed during the twelve-month period beginning on September 1 of the years indicated below:

	Year	Percentage
	2025	102.500%
	2026	101.667%
	2027	100.833%
	2028 and thereafter	100.000%

Change of control:	Putable at 101% of principal plus accrued and unpaid interest

Trade date:	August 11, 2020

Settlement:
T+10; August 25, 2020

It is expected that delivery of the Notes will be made against payment therefor on or about August 25, 2020, which is the tenth business day following the date hereof (such settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to sell their Notes before the second business day prior to the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+10, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Those purchasers should consult their own advisors.

CUSIP:	22282EAJ1

ISIN:	US22282EAJ10

Denominations/Multiple:	$2,000 x $1,000

Ratings (Moody’s/S&P)*:	B1 / B

Joint Book-Running Managers:	J.P. Morgan Securities LLC
BofA Securities, Inc.
Citizens Capital Markets, Inc.
Credit Agricole Securities (USA) Inc.
MUFG Securities Americas Inc.
SMBC Nikko Securities America, Inc.

Senior Co-Manager:	TD Securities (USA) LLC

Co-Managers:	BBVA Securities Inc.
Capital One Securities Inc.
Truist Securities, Inc.
Fifth Third Securities, Inc.
HSBC Securities (USA) Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 by calling toll-free at (866) 803-9204.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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